SharpLink Gaming Ltd.
333 Washington Avenue North, Suite 104
Minneapolis, Minnesota 55402
(612) 293-0619

May 9, 20223

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	SharpLink Gaming Ltd. (the “Company”)
Registration Statement on Form S-1
File Number: 333-271396

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced registration statement (the “Registration Statement”) so as to become effective as of 4:00 pm on Wednesday, May 10, 2023, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Loeb & Loeb LLP, by calling Tahra Wright at 212-407-4122.

Sincerely,

SharpLink Gaming Ltd.

By: /s/ Rob Phythian
Rob Phythian
Chief Executive Officer